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                          February 1, 2023

       Luca Santarelli
       Chief Executive Officer
       VectivBio Holding AG
       60 Broad St., Suite 3502
       New York, NY 10004

                                                        Re: VectivBio Holding
AG
                                                            Registration
Statement on Form F-3
                                                            Filed January 27,
2023
                                                            File No. 333-269450

       Dear Luca Santarelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brandon Fenn